
May 23, 2013

Via E-mail
Charles Wheeler
Chief Executive Officer, President and Director
c/o Greenbacker Capital Management LLC
535 Fifth Avenue, Suite 421
New York, NY 10017

> **Re:** **Greenbacker Renewable Energy Company LLC**
> **Pre-effective Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 23, 2013**
> **File No. 333-178786-01**

Dear Mr. Wheeler:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We received your supplemental materials dated May 8, 2013 in support of certain industry data cited in your registration statement. Please provide supporting materials for the following statements in your registration statement, or revise them, as they do not appear to be supported by the materials you provided.

   - "This capacity will have to be replaced but existing government regulations make it virtually impossible to build new coal fired power generation facilities so in all likelihood the generation capacity will have to be replaced with renewable energy generation." (page 91)

   - "In addition, supported in part by federal tax credits in the early part of the projection period, the Federal renewable fuel standards, and state RPS, non-hydropower renewable generating capacity is expected to grow at a faster rate than fossil fuel capacity, according to the Annual Energy Outlook." (page 91)

- "Constructing and operating wind farms is highly capital intensive and financing costs have increased dramatically as banks cut bank on lending." (page 97)

- "Emissions of carbon dioxide and air pollutants like nitrogen oxide, sulfur dioxide and volatile organic particles can be substantially reduced with CHP." (page 98)

Prospectus Summary, page 2

Our Business Objective and Policies, page 4

2. We note your disclosure on page 5 that your "primary investment strategy is to acquire controlling equity stakes, which we define as ownership of 25% or more of the outstanding voting securities of a company or having greater than 50% representation on a company's board of directors. . . . " Please advise how this is consistent with your disclosure on page 20 that you "intend to conduct [your] operations directly and through wholly or majority-owned subsidiaries. . . ."

Plan of Distribution, page 55

The Offering, page 55

3. We note your response to comment nine in our letter dated March 28, 2013. In your response to the third bullet of that comment, you state that "while it is unlikely to occur, an investor could receive a different offering price than the offering price that was effective on the day the investor submitted his or her subscription agreement if the subscription process was unduly hindered." The investors would make their investment decisions based on the price that was effective on the day they submit their subscription agreements. It remains unclear to us how you would be able to charge these investors a different price without obtaining new subscription agreements that reflect the new price. Please revise your filing and your subscription agreement to disclose that if the offering price changes after the time an investor submits his or her subscription agreement, you will be required to obtain a new subscription agreement with the then current offering price and, as to this subset of investors, initial subscription agreements will be revocable.

Critical Accounting Policies and Use of Estimates, page 72

Investment Classification, page 73

4. We note your response to prior comment 11 and your analysis of ASC 946-10-15-2. So that we can better understand your position, please address the following:

- Describe to us the types of approval rights you expect to have over significant decisions impacting the assets as well as how and why you would expect to exercise those rights;

- Tell us who (e.g. the Company, GCM, etc.) will contract with the third-party manager or joint venture partners and what functions you expect the third-party manager or joint venture partners to perform for each significant type of investment you describe in your filing; and

- Explain whether the Company or its affiliates will have the ability to replace the third party manager or joint venture partner performing the day-to-day management responsibilities and, if so, under what situations would this occur.

Certain Relationships and Related Party Transactions, page 131

5. We note your response to comment 16 in our letter dated March 28, 2013 and reissue this comment. Please revise to provide additional detail regarding the fees payable to Strategic Capital since the company appears to be obligated to reimburse Greenbacker Group, LLC for these fees.

Consolidated Notes to Statement of Assets and Liabilities, page F-4

Note 2—Summary of Significant Accounting Policies, page F-4
Organization and Offering Costs, page F-7

6. We note that you have deleted the reference to "successful completion of the offering" on page 131 in response to comment 16 in our letter dated March 28, 2013. As applicable, please make a similar revision to your disclosure on page F-7.

Note 3 Members Capital, page F-9

Share Repurchase Program, page F-10

7. Please revise the paragraph under this subject heading to make your disclosure consistent with your revisions on page 163 regarding your share repurchase program.

Part II – Information Not Required in Prospectus, page II-1

Item 17. Undertakings, page II-2

8. Please revise to delete undertakings (7) and (8), as these undertakings are limited to investments in real estate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.


Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director


cc: Jay L. Bernstein, Esq., Clifford Chance